BYE-LAWS


                                       OF


                     NORDIC AMERICAN TANKER SHIPPING LIMITED

                                 B Y E - L A W S

                                       of

                     NORDIC AMERICAN TANKER SHIPPING LIMITED


                                 INTERPRETATION


1.   In these Bye-Laws unless the context otherwise requires -

     "Bermuda means the Islands of Bermuda;

     "Board" means the Board of Directors of the Company or the Directors present at a meeting of Directors at which there is a quorum;

     "British Petroleum" means The British Petroleum Company p.l.c., a public limited company incorporated in England;

     "BP Letter Agreement" means the agreement made or to be made among the Company, British Petroleum, the Charterer, the Manager and Lazard Freres & Co. LLC, setting for certain continuing rights and obligations of each of the parties thereto;

     "Builder"  means  Samsung  Heavy  Industries  Co.,  Ltd. of the Republic of
     Korea;

     "Charter" means any contract of hire of a Vessel;

     "Charterer" means BP Shipping Limited, a company incorporated in England;

     "Common Shares" means common shares of the Company's capital;

     "Company" means the company incorporated in Bermuda under the name of NORDIC AMERICAN TANKER SHIPPING LIMITED on the 12th day of June, 1995;

     "the Companies Acts" means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Company;

     "Exercise Date" means the day upon which the holders of Warrants exercise their rights under such Warrants and purchase the Common Shares to which they are entitled;

     "Management Agreement" means the Agreement made or to be made between the Company and the Manager with respect to the Management of the Company;

     "Manager" means Nordic American Shipping A/S, a company incorporated in Norway, its successors and permitted assigns;

     "Original Charters" means the bareboat Charters of the Vessels entered into between the Company and the Charterer in 1995;

     "Participation Agreement" means the Participation Agreement made or to be made among the Company, the Manager, the Charterer, British Petroleum, Rabobank and Silver Island;

     "Paid up" means paid up or credited as paid up;

     "Rabobank" means Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A., "Rabobank Nederland";

     "Registrar" means such person or body corporate as may, from time to time, be appointed by the Board as Registrar;

     "Register" means the Register of Shareholders of the Company;

     "Registered Office" means the registered office for the time being of the Company;

     "Registration Rights Agreement" means the agreement made or to be made between the Company and Silver Island with respect to the registration for resale of the Common Shares purchased pursuant to the Standby Agreement;

     "Resolution" means a resolution of the shareholders or, where required, of a separate class or separate classes of shareholders, adopted either in general meeting or by written resolution, in accordance with the provisions of these Bye-Laws;

     "Seal" means the common seal of the Company and any duplicate thereof;

     "Secretary" includes a temporary or assistant Secretary and any person appointed by the Board to perform any of the duties of the Secretary;

     "Silver Island" means Silver Island Corporation, N.V., a wholly owned subsidiary of Rabobank;

     "shareholder" means a shareholder or member of the Company;

     "Shipbuilding Contracts" means the contracts made or to be made between the Builder and the Company providing for the construction of the Vessels;

     "Standby Agreement" means the agreement made or to be made between the Company and Silver Island with respect to the possible purchase by Silver Island of Common Shares not purchased by holders of Warrants on the Exercise Date;

     "Subscription Agreement" means the agreement made or to be made between the Company and the Manager for the purchase of Common Shares by the Manager;

     "Supervision Agreement means the agreement made or to be made between the Company and the Charterer with respect to the supervision by the Charter on behalf of the Company of the Construction of the Vessels;

     "U.K. Finance Leases" means such arrangements as may be entered into by the Company with any United Kingdom financial institution in relation to the lease of the Vessels;

     "Underwriting Agreement" means the agreement made or to be made between the Company and Lazard Freres & Co. LLC relating to the public offering and sale of the Warrants;

     "Vessels" means three  approximately  150,000  deadweight tonne double hull
     Suezmax  tankers  to  be  constructed  by  the  Builder   pursuant  to  the
     Shipbuilding Contracts;

     "VPS" means the Verdipapirsentralen, the computerized share registry maintained in Oslo, Norway for bodies corporate whose shares are listed for trading on the Oslo Stock Exchange, and includes any successor registry;

     "Warrant Agent" means Chemical Shareholder Services LLC or such other agent with respect to the Warrants as the Company shall designate;

     "Warrant Agreement" means the agreement relating to the issuance and exercise of the Warrants made or to be made between the Company and the Warrant Agent.

     "Warrants" means warrants to purchase Common Shares;

     "these Bye-Laws" means these Bye-Laws in their present form or as from time to time amended;

     for the purposes of these Bye-Laws a corporation shall be deemed to be present in person if its representative duly authorised pursuant to the Companies Acts is present;

     words importing the singular number include the plural number and vice versa;

     words importing the masculine gender include the feminine and neuter genders respectively;

     words importing persons include companies or associations or bodies of persons, whether corporate or unincorporate;

     reference to writing shall include typewriting, printing, lithography, photography and other, modes of representing or reproducing words in a legible and non-transitory form;

     any words or expressions defined in the Companies Acts in force at the date when these Bye-Laws or any part thereof are adopted shall bear the same meaning in these Bye-Laws or such part (as the case may be).


                                REGISTERED OFFICE

2. The Registered office shall be at such place in Bermuda as the Board shall from time to time appoint.


                                  SHARE RIGHTS

3. Subject to any special rights conferred on the holders of any share or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by Resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

4. Subject to the Companies Acts, any preference shares may, with the sanction of a Resolution, be issued on terms:

     (a) that they are to be redeemed on the happening of a specified event or on a given date; and/or,

     (b)  that they are  liable to be  redeemed  at the  option of the  Company;
          and/or,

     (c) if authorised by the Memorandum/Incorporating Act of the Company, that they are liable to be redeemed at the option of the holder.

     The terms and manner of redemption shall be provided for by way of amendment of these Bye-Laws.


                             MODIFICATION OF RIGHTS

5. Subject to the Companies Acts, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than seventy five percent of the issued shares of that class or with the sanction of a Resolution of the holders of such shares voting in person or by proxy. To any such separate general meeting, all the provisions of these Bye-Laws as to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be two or more persons holding or representing by proxy one-third of the shares of the relevant class, that every holder of shares of the relevant class shall be entitled on a poll to one vote for every such share held by him and that any holder of shares of the relevant class present in person or by proxy may demand a poll; provided, however, that if the Company or a class of shareholders shall have only one shareholder present in person or by proxy, one shareholder shall constitute the necessary quorum.

6. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.


                                     SHARES

7. Subject to the provisions of these Bye-Laws, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall, prior to the Exercise Date, be at the disposal of the Shareholders in general meeting and any offer, allotment, grant of options over or any other disposition of any unissued shares of the Company (other than the issue of Common Shares on exercise of the Warrants) shall only be made with the sanction of a Resolution. Following the Exercise Date the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

8. The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law.

9. Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided in these Bye-Laws or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.


                                  CERTIFICATES

10. The preparation, issue and delivery of certificates shall be governed by the Companies Acts. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.

11. If a share certificate is defaced, lost or destroyed it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of defacement, on delivery of the old certificate to the Company.

12. All certificates for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under the Seal or a printed facsimile thereof. The Board may by resolution determine, either generally or in any particular case, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any persons.


                                      LIEN

13. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Company shall also have a first and paramount lien on every share (other than a fully paid share) standing registered in the name of a shareholder, whether singly or jointly with any other person, for all the debts and liabilities of such shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such shareholder or his estate and any other person, whether a shareholder or not. The Company's lien on a share shall extend to all dividends payable thereon. The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-Law.

14. The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

15. The net proceeds of sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

                                 CALLS ON SHARES

16. The Board may from time to time make calls upon the shareholders in respect of any moneys unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each shareholder shall (subject to the Company serving upon him at least fourteen days notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.

17. A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Board authorizing the call was passed.

18. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

19. If a sum called in respect of the share shall not be paid before or on the day appointed for payment thereof the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of actual payment at such rate as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.

20. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-Laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Bye-Laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

21. The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.


                              FORFEITURE OF SHARES

22. If a shareholder fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may at any time thereafter during such time as any part of such call or instalment remains unpaid serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

23. The notice shall name a further day (not being less than 14 days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Bye-Laws to forfeiture shall include surrender.

24. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

25. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any emission or neglect to give such notice as aforesaid.

26. A forfeited share shall be deemed to be the property of the Company and may be sold, re-offered or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Board shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Board may think fit.

27. A person whose shares have been forfeited shall thereupon cease to be a shareholder in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were presently payable by him to the company in respect of the shares with interest thereon at such rate as the Board may determine from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.

28. An affidavit in writing that the deponent is a Director or the Secretary of the Company and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Board may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.


                            REGISTER OF SHAREHOLDERS

29. The Secretary shall establish and maintain the Register of Shareholders at the Registered Office in the manner prescribed by the Companies Acts. Unless the Board otherwise determines, the Register of Shareholders shall be open to inspection in the manner prescribed by the Companies Acts between 10.00 a.m. and 12.00 noon on every working day. Unless the Board so determines, no shareholder or intending shareholder shall be entitled to have entered in the Register any indication of any trust or any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any of the provisions of Bye-Law 9.


                       REGISTER OF DIRECTORS AND OFFICERS

30. The Secretary shall establish and maintain a register of the Directors and Officers of the Company as required by the Companies Acts. The register of Directors and officers shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon on every working day.


                               TRANSFER OF SHARES

31. Subject to the Companies Acts and to such of the restrictions contained in these Bye-Laws as may be applicable, to the provisions of any agreement between the shareholders which restricts or governs the ability to transfer shares in the Company, and to the provisions of any applicable United States securities laws, including without limitation the United States Securities Act 1933, as amended, and the rules promulgated thereunder, any shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve.

32. The instrument of transfer of a share shall be signed by or on behalf of the transferor and where any share is not fully-paid the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Company. The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully-paid share.

     The Board may decline to register the transfer of any share, and may direct the Registrar to decline (and the Registrar shall decline if so requested) to register the transfer of any interest in any share held through the VPS, to a person if the registration of such transfer would be likely, in the opinion of the Board, to result in fifty percent or more of the aggregate issued share capital of the Company or shares of the Company to which are attached fifty percent or more of the votes attached to all outstanding shares of the Company being held or owned directly or indirectly, (including, without limitation, through the VPS) by a person or persons resident for tax purposes in Norway or the United Kingdom, provided that this provision shall not apply to the registration of shares in the name of the Registrar as nominee of persons whose interests in such shares are reflected in the VPS, but shall apply, mutatis mutandis, to interests in shares of the Company held by persons through the VPS.

     For the purposes of this Bye-Law, each Shareholder (other than the Registrar in respect of those shares registered in its name in the Register as nominee of persons whose interests in such shares are reflected in the
     VPS) shall be deemed to be resident for tax purposes in the jurisdiction specified in the address shown in the Register for such Shareholder, and each person whose interests in shares are reflected in the VPS shall be deemed to be resident for tax purposes in the jurisdiction specified in the address shown in the VPS for such person. If such Shareholder or person is not resident for tax purposes in such jurisdiction or if there is a subsequent change in his residence for tax purposes, such Shareholder shall notify the Company immediately of his residence for tax purposes.

     Where any Shareholder or person whose interests in shares are reflected in the VPS fails to notify the Company in accordance with the foregoing, the Board and the Registrar may suspend sine die such Shareholder's or person's entitlement to vote or otherwise exercise any rights attaching to the shares or interests therein and to receive payments of income or capital which become due or payable in respect of such shares or interests and the Company shall have no liability to such Shareholder or person arising out of the late payment or non-payment of such sums and the Company may retain such sums for its own use and benefit. In addition to the foregoing, the Board and the Registrar may dispose of the shares in the Company or interests therein of such Shareholder or person at the best price reasonably obtainable in all the circumstances. Where a notice informing such Shareholder or person of the proposed disposal of his shares or interests therein has been served, his shares or interests therein may not be transferred otherwise than in accordance with this Bye-Law and any other purported transfer of such shares or interests therein shall not be registered in the books of the Company or the VPS and shall be null and void.

     The Board may also decline to register any transfer unless:-

     (a) the instrument of transfer is duly stamped and lodged with the Company, accompanied by the certificate for the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

     (b   the  instrument  of transfer is in respect of only one class of share;
          and

     (c) where applicable, the permission of the Bermuda Monetary Authority with respect thereto has been obtained.

     Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-Law and Bye-Laws 31 and 33.

33. If the Board declines to register a transfer it shall, within three months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

34. No fee shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, distringas or stop notice, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register relating to any share.


                             TRANSMISSION OF SHARES

35. In the case of the death of a shareholder, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was sole holder, shall be the only person recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder (whether the sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For the purpose of this Bye-Law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Board may in its absolute discretion determine to be the person recognised by the Company for the purpose of this Bye-Law.

36. Any person becoming entitled to a share in consequence of the death of a shareholder or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Board as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Bye-Laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the shareholder or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such shareholder.

37. A person becoming entitled to a share in consequence of the death of a shareholder or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a shareholder until he shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the Board may thereafter withhold payment of all dividends and other moneys payable in respect of the shares until the requirements of the notice have been complied with.

38. Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under Bye-Laws 35, 36 and 37.


                               INCREASE OF CAPITAL

39. The Company may from time to time increase its capital by such sum to be divided into shares of such par value as the Company by shall prescribe by resolution approved by not less than two-thirds of all votes attached to the Company's issued and outstanding Common Shares; provided, however, that during the one-year period immediately succeeding the issuance of any ------- Common Shares pursuant to the Standby Agreement, any such resolution shall be approved if adopted by the affirmative vote of not less than a majority of all votes attached to the Company's issued and outstanding Common Shares and further provided, that the Secretary of the ------- -------- Company receives evidence reasonably acceptable to the Board that Silver Island or another wholly-owned subsidiary of Rabobank is the holder of majority of the Company's issued and outstanding Common Shares at the time of such vote. Otherwise, the vote required for adoption of such resolution shall remain at two-thirds of all votes attached to the Company's issued and outstanding Common Shares.

40. The Company may, by the Resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Companies Acts) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.

41. The new shares shall be subject to all the provisions of these Bye-Laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.


                              ALTERATION OF CAPITAL

42.  The Company may from time to time by Resolution:-

     (a)  increase its capital as provided by Bye-Law 39;

     (b) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

     (c) consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;

     (d) sub-divide its shares or any of them into shares of smaller par value than is fixed by its memorandum, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

     (e) make provision for the issue and allotment of shares which do not carry any voting rights;

     (f) cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

     (g)  change the currency denomination of its share capital.

     Where any difficulty arises in regard to any division, consolidation, or sub-division under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the shareholders who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

43. Subject to the Companies Acts and to any confirmation or consent required by law or these Bye-Laws, the Company may by Resolution from time to time convert any preference shares into redeemable preference shares.


                              REDUCTION OF CAPITAL

44. Subject to the Companies Acts, its memorandum and any confirmation or consent required by law or these Bye Laws, the Company may from time to time by Resolution authorise the reduction of its issued share capital or any capital redemption reserve fund or any share premium or contributed surplus account in any manner.

45. In relation to any such reduction, the Company may by Resolution determine the terms upon which such reduction is to be effected including in the case of a reduction of part only of a class of shares, those shares to be affected.


                    GENERAL MEETINGS AND WRITTEN RESOLUTIONS

46. (a) The Board shall convene and the Company shall hold general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts at such times and places as the Board shall appoint. The Board may, whenever it thinks fit, and shall, when required by the Companies Acts, convene general meetings other than Annual General Meetings which shall be called Special General Meetings.

     (b) Except in the case of the removal of auditors and directors, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the shareholders of the Company may, without a meeting and without any previous notice being required, be done by resolution in writing, signed by all of the shareholders or their proxies, or in the case of a shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts) on behalf of such shareholder, being all of the shareholders of the Company who at the date of the resolution in writing would be entitled to attend a meeting and vote on the resolution. Such resolution in writing may be signed by, or in the case of a shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts), on behalf of, all the shareholders of the Company, or any class thereof, in as many counterparts as may be necessary.

     (c) For the purposes of this Bye-Law, the date of the resolution in writing is the date when the resolution is signed by, or in the case of a shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts), on behalf of, the last shareholder to sign and any reference in any enactment to the date of passing of a resolution is, in relation to a resolution in writing made in accordance with this section, a reference to such date.

     (d) A resolution in writing made in accordance with this Bye-Law is as valid as if it had been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of shareholders of the Company, as the case may be. A resolution in writing made in accordance with this section shall constitute minutes for the purposes of the Companies Acts and these Bye-Laws.


                           NOTICE OF GENERAL MEETINGS

47. An Annual General Meeting shall be called by not less than 5 days' notice in writing and a Special General Meeting shall be called by not less than 5 days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of the meeting, and, in the case of a Special General Meeting, the general nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted by Bye-Laws 120 and 121 to all shareholders other than such as, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company.

     Notwithstanding that a meeting of the Company is called by shorter notice than that specified in this Bye-Law, it shall be deemed to have been duly called if it is so agreed:-

     (a) in the case of a meeting called as an Annual General Meeting, by all the shareholders entitled to attend and vote thereat;

     (b) in the case of any other meeting, by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95 percent in nominal value of the shares giving that right.

48. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

49. Not later than six (6) months prior to the date upon which an Original Charter is to terminate or expire in accordance with its terms, the Board of Directors shall cause a special meeting of the shareholders to be convened for the purpose of determining whether the Vessel to which the Charter relates should be sold, and the proceeds of sale distributed to the shareholders as a dividend or return of capital.. The notice of each such meeting shall include a proposal to sell the related Vessel and distribute the net proceeds as a dividend or return of capital, together with a recommendation by the Board of Directors as to whether the sale of the Vessel is in the best interests of the Company or whether an alternative plan, such as attempting to arrange a replacement Charter, might be of greater benefit to the Company. The proposal put to the meeting shall be adopted if approved by the affirmative vote of the holders of a majority of the Common Shares duly present and voting at such meeting. In the event that the proposal put to the meeting is not approved by the holders of a majority of the Common Shares duly present and voting at such meeting the Board shall develop and implement an alternate plan which will be in the best interests of the Company.


                         PROCEEDINGS AT GENERAL MEETINGS

50. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Bye-Laws, one or more shareholders representing at least one third of the total voting rights of the Company present in person or by proxy shall be a quorum for all purposes; provided, however, that if the Company shall have only one shareholder, one shareholder present in person or by proxy shall constitute the necessary quorum.

51. If within 5 minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting two shareholders present in person (or, in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy (whatever the number of shares held by them) shall be a quorum provided that if the Company shall have only one shareholder, one shareholder present in person (or, in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy shall constitute the necessary quorum. The Company shall give not less than 5 days' notice of any meeting adjourned through want of a quorum and such notice shall state that the sole shareholder or, if more than one, two shareholders present in person or by proxy (whatever the number of shares held) shall be a quorum.

52. A meeting of the shareholders or any class thereof may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

53. Each Director shall be entitled to attend and speak at any general meeting of the Company.

54. The Chairman (if any) of the Board or, in his absence, the President shall preside as chairman at every general meeting. If there is no such Chairman or President, or if at any meeting neither of the Chairman nor the President is present within five minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act or if one Director only is present he shall preside as chairman if willing to act. If no Director is present or, if each of the Directors present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

55. The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for three months or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

56. Save as expressly provided by these Bye-Laws, it shall not necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.


                                     VOTING

57. (A) Any resolution presented to a general meeting to amend these Bye-Laws or any provision of the Company's Memorandum of Association shall be required to be approved by not less than two- thirds of all votes attached to the Company's issued and outstanding Common Shares; provided, however, that during the one-year period immediately succeeding the issuance of any Common Shares pursuant to the Standby Agreement, any such resolution to amend these Bye-Laws or any provision of the Company's Memorandum of Association shall be approved if adopted by the affirmative vote of not less than a majority of all votes attached to the Company's issued and outstanding Common Shares and further provided, that the Secretary of the Company receives evidence reasonably acceptable to the Board that Silver Island or another wholly-owned subsidiary of Rabobank is the holder of majority of the Company's issued and outstanding Common Shares at the time of such vote. Otherwise, the vote required for amendment of these Bye-Laws or the Memorandum of Association shall remain at two-thirds of all votes attached to the Company's issued and outstanding Common Shares. In all other cases, save where a greater majority is required by the Companies Acts or these Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast.

     (B) Save where a general meeting is required by the Companies Act, a resolution in writing signed (in such manner as to indicate, expressly or impliedly, unconditional approval) by or on behalf of all persons for the time being entitled to receive notice of and to attend and vote at general meetings of the Company shall, for the purposes of these Bye-Laws, be treated as a resolution duly passed at a general meeting of the Company. Any such resolution shall be deemed to have been passed at a meeting held on the date on which it was signed by the last shareholder to sign, and where the resolution states a date as being the date of his signature thereof by any shareholder the statement shall be prima facie evidence that it was signed by him on that date. Such a resolution may consist of several documents in the like form, each signed by one or more relevant shareholder

58. At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:-

     (a)  the chairman of the meeting; or

     (b)  at least three shareholders present in person or represented by proxy;
          or

     (c) any shareholder or shareholders present in person or represented by proxy and holding between them not less than one tenth of the total voting rights of all the shareholders having the right to vote at such meeting; or

     (d) a shareholder or shareholders present in person or represented by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all such shares conferring such right.

     Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence of the fact without proof of the number of votes recorded for or against such resolution.

59. If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded.

60. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner and either forthwith or at such time (being not later than three months after the date of the demand) and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

61. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded and it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

62.  On a poll, votes may be cast either personally or by proxy.

63. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

64. In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of such meeting shall not be entitled to a second or casting vote.

65. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

66. A shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such Court and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as such shareholder for the purpose of general meetings.

67. No shareholder shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

68.  If (i) any objection shall be raised to the  qualification  of any voter or
     (ii) any votes have been counted which ought not to have been counted or which might have been rejected or (iii) any votes are not counted which ought to have been counted, the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.


                      PROXIES AND CORPORATE REPRESENTATIVES

69. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised by him in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

70. Any shareholder may appoint a standing proxy or (if a corporation) representative by depositing at the Registered Office a proxy or (if a corporation) an authorisation and such proxy or authorisation shall be valid for all general meetings and adjournments thereof or, resolutions in writing, as the case may be, until notice of revocation is received at the Registered Office. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof at which the shareholder is present or in respect to which the shareholder has specially appointed a proxy or representative. The Board may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any such standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until such time as the Board determines that it has received the requested evidence or other evidence satisfactory to it.

71. Subject to Bye-Law 69, the instrument appointing a proxy together with such other evidence as to its due execution as the Board may from time to time require, shall be delivered at the Registered office (or at such place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case or the case of a written resolution, in any document sent therewith) prior to the holding of the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll, or, in the case of a written resolution, prior to the effective date of the written resolution and in default the instrument of proxy shall not be treated as valid.

72. Instruments of proxy shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with the notice of any meeting or any written resolution forms of instruments of proxy for use at that meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall unless the contrary is stated therein be valid as well for any adjournment of the meeting as for the meeting to which it relates.

73. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Registered office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other documents sent therewith) one hour at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, or the day before the effective date of any written resolution at which the instrument of proxy is used.

74. Subject to the Companies Acts, the Board may at its discretion waive any of the provisions of these Bye-Laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend and vote on behalf of any shareholder at general meetings or to sign written resolutions.


                      APPOINTMENT AND REMOVAL OF DIRECTORS

75. The number of Directors shall be such number not less than three as the Company by Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected.

76. The Company shall at the Annual General Meeting and may by Resolution determine the minimum and the maximum number of Directors and may by Resolution determine that one or more vacancies in the Board shall be deemed casual vacancies for the purposes of these Bye-Laws. Without prejudice to the power of the Company by Resolution in pursuance of any of the provisions of these Bye-Laws to appoint any person to be a Director, the Board, so long as a quorum of Directors remains in office, shall have power at any time and from time to time to appoint any individual to be a Director so as to fill a casual vacancy.

77. The Company may in a Special General Meeting called for that purpose remove a Director provided notice of any such meeting shall be served upon the Director concerned not less than 14 days before the meeting and he shall be entitled to be heard at that meeting. Any vacancy created by the removal of a Director at a Special General Meeting may be filled at the Meeting by the election of another Director in his place or, in the absence of any such election, by the Board.


                  RESIGNATION AND DISQUALIFICATION OF DIRECTORS

78. The office of a Director shall be vacated upon the happening of any of the following events:

     (a) if he resigns his office by notice in writing delivered to the Registered Office or tendered at a meeting of the Board;

     (b) if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that his office is vacated;

     (c)  if he becomes bankrupt or compounds with his creditors;

     (d)  if he is prohibited by law from being a Director; or

     (e) if he ceases to be a Director by virtue of the Companies Acts or is removed from office pursuant to these Bye-Laws.


                               ALTERNATE DIRECTORS

79. (A) The Company may by Resolution elect a person or persons qualified to be Directors to act as Directors in the alternative to any of the Directors of the Company or may authorise the Board to appoint such Alternate Directors and a Director may appoint and remove his own
          Alternate Director. Any appointment or removal of an Alternate Director by a Director shall be effected by depositing a notice of appointment or removal with the Secretary at the Registered office, signed by such Director, and such appointment or removal shall become effective on the date of receipt by the Secretary. Any Alternate Director may be removed by Resolution of the Company and, if appointed by the Board, may be removed by the Board. Subject as aforesaid, the office of Alternate Director shall continue until the next annual election of Directors or, if earlier, the date on which the relevant Director ceases to be a Director. An Alternate Director may also be a Director in his own right and may act as alternate to more than one Director.

     (B) A Director may at any time, by notice in writing signed by him delivered to the Registered Office of the Company or at the Head
          Office or at a meeting of the Board, appoint any person (including another Director) to act as alternate Director in his place during his absence and may in like manner at any time determine such appointment. If such person is not another Director such appointment unless previously approved by the Board shall have effect only upon and subject to being so approved. The appointment of an alternate Director shall determine on the happening of any event, which were he a Director, would cause him to vacate such office or if his appointor ceases to be a Director.

80. An Alternate Director shall be entitled to receive notices of all meetings of Directors, to attend, be counted in the quorum and vote at any such meeting at which any Director to whom he is alternate is not personally present, and generally to perform all the functions of any Director to whom he is alternate in his absence.

81. Every person acting as an Alternate Director shall (except as regards powers to appoint an alternate and remuneration) be subject in all respects to the provisions of these Bye-Laws relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for any Director for whom he is alternate. An Alternate Director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director. Every person acting as an Alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature of an Alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the terms of his appointment provides to the contrary, be as effective as the signature of the Director or Directors to whom he is alternate.


            DIRECTORS' FEES AND ADDITIONAL REMUNERATION AND EXPENSES

82. The amount, if any, of Directors' fees shall from time to time be determined by the Company by Resolution and in the absence of a determination to the contrary in general meeting, such fees shall be deemed to accrue from day to day. Each Director may be paid his reasonable travelling, hotel and incidental expenses in attending and returning from meetings of the Board or committees constituted pursuant to these Bye-Laws or general meetings and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director. Any Director who, by request, goes or resides abroad for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.


                              DIRECTORS' INTERESTS

83. (A) A Director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

     (B) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

     (C) Subject to the provisions of the Companies Acts, a Director may notwithstanding his office be a party to, or otherwise interested in, any transaction or arrangement with the company or in which the Company is otherwise interested; and be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the company is interested. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

     (D) So long as, where it is necessary, he declares the nature of his interest at the first opportunity at a meeting of the Board or by writing to the Directors as required by the Companies Acts, a Director shall not by reason of his office be accountable to the Company for any benefit which he derives from any office or employment to which these Bye-Laws allow him to be appointed or from any transaction or arrangement in which these Bye-Laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

     (E) Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Directors by a Director or officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be a sufficient declaration of interest in relation to any transaction or arrangement so made.


                         POWERS AND DUTIES OF THE BOARD

84. The business of the Company shall be managed by the Board of Directors provided that the business activities of the Company shall, for so long as any of the Original Charters remain in full force and effect and notwithstanding the provisions of the Company's Memorandum of Association, be confined to:

          (i)       entering  into,  or  becoming  a party  to the  Shipbuilding
                    Contracts;

          (ii)      entering  into,  or  becoming  a  party  to the  Supervision
                    Agreement;

          (iii) entering into, or becoming a party to, the Participation Agreement and the BP Letter Agreement;

          (iv)      entering into, or becoming a party to the Original  Charters
                    with  the  Charterer  and   subsequent   Charters  with  any
                    subsequent charterer of the Vessels;

          (v)       entering  into,  or  becoming a party to,  the U.K.  Finance
                    Leases;

          (vi) entering into or becoming a party to, the Underwriting Agreement, the Warrant Agreement, the Management Agreement, the Standby Agreement, and the Registration Rights Agreement;

          (vii) entering into, or becoming a party to any agreement and performing all acts necessary for the conduct of an offering by the Company of the Warrants, and the listing of the Warrants and their exercise and the listing of the Common Shares on any stock exchange or their inclusion in any securities market;

          (viii) enforcing its rights and performing its obligations in respect of any and all of the foregoing; and

          (ix)      entering  into  agreements  to  charter,   lease,   sell  or
                    otherwise dispose of a Vessel upon the termination of its Original Charter;

          (x) entering into, or becoming a party to, and taking all actions including amending the Management Agreement and any other Agreements to which the Company is a party and furnishing such security over the Company's assets as may be necessary or desirable in connection with the incurrence of debt for borrowed money in the amount of up to US$30,000,000 to purchase its Common Shares, and authorizing the Company to pay from the proceeds of such debt and from its income any costs, fees and expenses in connection with such incurrence, or refinancing or replacement thereof, costs related to any current or future proposals submitted by the Board of Directors to amend these Bye-Laws including any related proxy solicitation and regulatory filings and costs related to the purchase by the Company of its Common Shares including the costs and fees related to the preparation and conduct of a "Dutch Auction" self-tender offer.

          (xi) engaging in those activities, including the entering into additional or supplementary agreements, documents and instruments necessary, suitable or convenient to accomplish the foregoing or incidental thereto or connected therewith.

85. Once the Original Charters are terminated, the business of the Company shall not be subject to the foregoing limitation, and the Company may conduct any business permitted by law on an unrestricted basis.

86. No alteration of these Bye-Laws shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Bye-Law shall not be limited by any special power given to the Board by these Bye-Laws and a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

87. The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other persons provided however that such powers shall only be exercised in furtherance of the businesses set forth in Bye-Law 84.

88. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

89. The Board on behalf of the Company may provide benefits, whether by the payment of gratuities or pensions or otherwise, for any person including any Director or former Director who has held any executive office or employment with the Company or with any body corporate which is or has been a subsidiary or affiliate of the Company or a predecessor in the business of the Company or of any such subsidiary or affiliate, and to any member of his family or any person who is or was dependent on him, and may contribute to any fund and pay premiums for the purchase or provision of any such gratuity, pension or other benefit, or for the insurance of any such person.

90. The Board may retain the Manager on the terms set forth in the Management Agreement from time to time to provide services to the Company in connection with the transactions contemplated by the Participation Agreement and the management and administration of the Company, and may approve the novation or assignment of the Management Agreement by the Manager on such terms as the Board in its discretion shall specify. The Board may from time to time appoint one or more of its body to be a managing director, joint managing director or an assistant managing director or to hold any other employment or executive office with the Company for such period and upon such terms as the Board may determine and may revoke or terminate any such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Any person so appointed shall receive such remuneration (if any) (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and either in addition to or in lieu of his remuneration as a Director.


                        DELEGATION OF THE BOARD'S POWERS

91. The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye Laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

92. The Board may entrust to and confer upon any Director or officer any of the powers exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

93. The Board may delegate any of its powers, authorities and discretions to committees, consisting of such person or persons (whether a shareholder or shareholders of its body or not) as it thinks fit. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed upon it by the Board.


                            PROCEEDINGS OF THE BOARD

94. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the motion shall be deemed to have been lost. A Director may, and the secretary on the requisition of a Director shall, at any time summon a board meeting.

95. Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent to him by post, cable, telex, telecopier or other mode of representing or reproducing words in a legible and non-transitory form at his last known address or any other address given by him to the Company for this purpose. A Director may waive notice of any meeting either prospectively or retrospectively.

96. (A) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two individuals. Any Director who ceases to be a Director at a board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

     (B) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Company and has complied with the provisions of the Companies Acts and these Bye-Laws with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested and if he shall do so his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present.

97. So long as a quorum of Directors remains in office, the continuing Directors may act notwithstanding any vacancy in the Board but, if no quorum of Directors remains, the continuing Directors or a sole continuing Director may act only for the purpose of calling a general meeting.

98. The Board may elect a Chairman of the Board from amongst its members. If no Chairman of the Board is elected or he is absent, the President shall be chairman. If at any meeting neither the Chairman of the Board nor the President is present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

99. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Bye-Laws for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board.

100. A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Directors or members of the committee concerned.

101. All acts done by the Board or by any committee or by any person acting as a Director or member of a committee or any person duly authorised by the Board or any committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person so authorised.

102. A meeting of the Board or a committee appointed by the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.


                                    OFFICERS

103. The officers of the Company shall include a President and a Vice-President or a Chairman and a Deputy Chairman who shall be Directors and shall be elected by the Board as soon as possible after the statutory meeting and each annual general meeting. In addition, the Board may appoint any person whether or not he is a Director to hold such office as the Board may from time to time determine. Any person elected or appointed pursuant to this Bye-Law shall hold office for such period and upon such terms as the Board may determine and the Board may revoke or terminate any such election or appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such officer may have against the Company or the Company may have against such officer for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Save as provided in the Companies Acts or these Bye-Laws, the powers and duties of the officers of the Company shall be such (if any) as are determined from time to time by the Board.


                                     MINUTES

104. The Directors shall cause Minutes to be made and books kept for the purpose of recording -

     (a)  all appointments of officers made by the Directors;

     (b) the names of the Directors and other persons (if any) present at each meeting of Directors and of any committee;

     (c) of all proceedings at meeting's of the Company, of the holders of any class of shares in the Company, and of committees;

     (d)  of all proceedings of managers (if any).


                                    SECRETARY

105. The Secretary shall be appointed by the Board at such remuneration (if any) and upon such terms as it may think fit and any Secretary so appointed may be removed by the Board.

     The duties of the Secretary shall be those prescribed by the Companies Acts together with such other duties as shall from time to time be prescribed by the Board.

106. A provision of the Companies Acts or these Bye-Laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.


                                    THE SEAL

107. (A) The Seal shall consist of a circular metal device with the name of the Company around the outer margin thereof and "Bermuda 1995" across the centre thereof. Should the Seal not have been received at the Registered office in such form at the date of adoption of this Bye-Law then, pending such receipt, any document requiring to be sealed with the Seal shall be sealed by affixing a red wafer seal to the document with the name of the Company, and "Bermuda 1995" type written across the centre thereof.

     (B) The Board shall provide for the custody of every Seal. A Seal shall only be used by authority of the Board or of a committee constituted by the Board. Subject to these Bye-Laws, any instrument to which the Seal is affixed shall be signed by two Directors or the Secretary and one Director, or by any two persons whether or not Directors or the Secretary, who have been authorised either generally or specifically to attest to the use of a Seal; provided that the Secretary or a Director may affix a Seal attested with his signature only to authenticate copies of these Bye-Laws, the Minutes of any meeting or any other documents requiring authentication.

     (C) The Company may have a duplicate seal for use abroad where and as the Directors shall determine and the Company may by writing under the seal appoint any agents or agent or committee abroad to be the duly authorized agent of the Company for the purpose of affixing and using such duplicate seal and they may impose such restrictions on the use thereof as may be thought fit. Wherever in the Bye-Laws reference is made to the seal, the reference shall, when and so far as may be applicable, be deemed to include any such duplicate seal as aforesaid.


                          DIVIDENDS AND OTHER PAYMENTS

108. (a) Until the Exercise Date the Board may from time to time, with the sanction of a Resolution, declare cash dividends or distributions out of contributed surplus to be paid to the shareholders according to their rights and interests including such interim dividends as appear to the Board to be justified by the position of the Company. The Board may also at any time prior to the Exercise Date, with the sanction of a Resolution, pay any fixed cash dividend which is payable on any shares of the Company half yearly or on such other dates, whenever the position of the Company, in the opinion of the Board, justifies such payment.

     (b) Following the Exercise Date, the Board may from time to time declare cash dividends or distributions out of contributed surplus to be paid to the shareholders according to their rights and interests including such interim dividends as appear to the Board to be justified by the position of the Company. The Board may also pay any fixed cash dividend which is payable on any shares of the Company half yearly or on such other dates, whenever the position of the Company, in the opinion of the Board, justifies such payment.

109. Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:-

     (a) all dividends or distributions out of contributed surplus may be declared and paid according to the amounts paid up on the shares in respect of which the dividend or distribution is paid, and an amount paid up on a share in advance of calls may be treated for the purpose of this Bye-Law as paid-up on the share;

     (b) dividends or distributions out of contributed surplus may be apportioned and paid pro rata according to the amounts paid-up on the shares during any portion or portions of the period in respect of which the dividend or distribution is paid.

110. The Board may deduct from any dividend, distribution or other moneys payable to a shareholder by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

111. No dividend, distribution or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

112. Any dividend, distribution, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his address in the Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his registered address as appearing in the register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends, distributions or other moneys payable or property distributable in respect of the shares held by such joint holders.

113. Any dividend or distribution out of contributed surplus unclaimed for a period of six years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Company a trustee in respect thereof.

114. With the sanction of a Resolution, the Board may direct payment or satisfaction of any dividend or distribution out of contributed surplus wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of any other company, and where any difficulty arises in regard to such distribution or dividend the Board may settle it as it thinks expedient, and in particular, may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets and may determine that cash payments shall be made to any shareholders upon the footing of the values so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board.

                                    RESERVES

115. The Board may, before recommending or declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.


                            CAPITALIZATION OF PROFITS

116. The Company may, upon the recommendation of the Board, at any time and from time to time pass a Resolution to the effect that it is desirable to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account or any capital redemption reserve fund and accordingly that such amount be set free for distribution amongst the shareholders or any class of shareholders who would be entitled thereto if distributed by way of dividend and in the same proportions, on the footing that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Company held by such shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid amongst such shareholders, or partly in one way and partly in the other, and the Board shall give effect to such Resolution, provided that for the purpose of this Bye-Law, a share premium account and a capital redemption reserve fund may be applied only in paying up of unissued shares to be issued to such shareholders credited as fully paid and provided further that any sun, standing to the credit of the share premium account may only be applied in crediting as fully paid shares of the same class as that from which the relevant share premium was derived.

117. Where any difficulty arises in regard to any distribution under the last preceding Bye-Law the Board may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any shareholders in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the shareholders.


                                  RECORD DATES

118. Notwithstanding any other provisions of these Bye-Laws the Company may by Resolution or the Board may fix any date as the record date for any dividend, distribution, allotment or issue and for the purpose of identifying the persons entitled to receive notices of general meetings. Any such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made or such notice is despatched.


                               ACCOUNTING RECORDS

119. The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions, in accordance with the Companies Acts.

120. The records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit, and shall at all times be open to inspection by the Directors: PROVIDED that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as will enable the directors to ascertain with reasonable accuracy the financial position of the Company at the end of each three month period. No shareholder (other than an officer of the Company) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the Board or by Resolution.

121. A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the auditor's report, shall be sent to each person entitled thereto in accordance with the requirements of the Companies Acts.


                                      AUDIT

122. Save and to the extent that an audit is waived in the manner permitted by the Companies Acts, auditors shall be appointed and their duties regulated in accordance with the Companies Acts, any other applicable law and such requirements not inconsistent with the Companies Acts as the Board may from time to time determine.


                     SERVICE OF NOTICES AND OTHER DOCUMENTS

123. Any notice or other document (including a share certificate) may be served on or delivered to any shareholder by the Company either personally or by sending it through the post (by airmail where applicable) in a prepaid letter addressed to such shareholder at his address as appearing in the Register or by delivering it to or leaving it at such registered address. In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders. Any notice or other document if sent by post shall be deemed to have been served or delivered seven days after it was put in the post, and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post.

124. Any notice of a general meeting of the Company shall be deemed to be duly given to a shareholder if it is sent to him by cable, telex, telecopier or other mode of representing or reproducing words in a legible and non-transitory form at his address as appearing in the Register or any other address given by him to the Company for this purpose. Any such notice shall be deemed to have been served twenty-four hours after its despatch.

125. Any notice or other document delivered, sent or given to a shareholder in any manner permitted by these Bye-Laws shall, notwithstanding that such shareholder is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such shareholder as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed as sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.


                                   WINDING UP

126. If the Company shall be wound up, the liquidator may, following payment of the Company's debts and with any sanction required by the Companies Acts, divide amongst the shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as aforesaid. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no shareholder shall be compelled to accept any shares or other assets upon which there is any liability.


                                    INDEMNITY

127. Subject to the proviso below, every Director, officer of the Company and member of a committee constituted under Bye-Law 90 shall be indemnified out of the funds of the Company against all civil liabilities loss damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Director, officer or committee member and the indemnity contained in this Bye-Law shall extend to any person acting as a Director, officer or committee member in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election PROVIDED ALWAYS that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Acts.

128. Every Director, officer and member of a committee duly constituted under Bye-Law 90 of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, officer or committee member in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

129. To the extent that any Director, officer or member of a committee duly constituted under Bye-Law 90 is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relative indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge.


                             ALTERATION OF BYE-LAWS

130. Subject to Bye-Law 57A, these Bye-Laws may be amended from time to time in the manner provided for in the Companies Acts.

                                TABLE OF CONTENTS
                                                              Page

INTERPRETATION..................................                 1
REGISTERED OFFICE...............................                 5
SHARE RIGHTS....................................                 6
MODIFICATION OF RIGHTS..........................                 6
SHARES..........................................                 7
CERTIFICATES....................................                 8
LIEN............................................                 8
CALLS ON SHARES.................................                 9
FORFEITURE OF SHARES..........................                  10
REGISTER OF SHAREHOLDERS........................                12
REGISTER OF DIRECTORS AND OFFICERS..............                12
TRANSFER OF SHARES..............................                13
TRANSMISSION OF SHARES..........................                15
INCREASE OF CAPITAL.............................                17
ALTERATION OF CAPITAL...........................                17
REDUCTION OF CAPITAL..........................                  19
GENERAL MEETINGS AND WRITTEN RESOLUTIONS........                19
NOTICE OF GENERAL MEETINGS......................                20
PROCEEDINGS AT GENERAL MEETINGS.................                23
VOTING..........................................                24
PROXIES AND CORPORATE REPRESENTATIVES...........                28
APPOINTMENT AND REMOVAL OF DIRECTORS............                29
RESIGNATION AND DISQUALIFICATION OF DIRECTORS...                30
ALTERNATE DIRECTORS.............................                32

                                                              Page

DIRECTORS' FEES AND ADDITIONAL REMUNERATION
 AND EXPENSES...................................                33
DIRECTORS' INTERESTS............................                33
POWERS AND DUTIES OF THE BOARD..................                35
DELEGATION OF THE BOARD'S POWERS................                38
PROCEEDINGS OF THE BOARD........................                39
OFFICERS........................................                41
MINUTES.........................................                41
SECRETARY.......................................                42
THE SEAL........................................                42
DIVIDENDS AND OTHER PAYMENTS....................                43
RESERVES........................................                45
CAPITALIZATION OF PROFITS.......................                46
RECORD DATES....................................                47
ACCOUNTING RECORDS..............................                47
AUDIT...........................................                48
SERVICE OF NOTICES AND OTHER DOCUMENTS..........                48
WINDING UP.......................................               49
INDEMNITY.......................................                49
ALTERATION OF BYE-LAWS..........................                50


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